Exhibit 99.1

17 Education & Technology Group Inc. Announces US$10 Million Share Repurchase

Program and Plan to Implement ADS Ratio Change

BEIJING, November 2, 2021 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, today announced that its board of directors has approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its ordinary shares (including in the form of American depositary shares) over the next 12 months.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its working capital.

In addition, the Company plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares to a new ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares. The Company will file a post-effective amendment to the ADS Registration Statement on Form F-6 with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about November 17, 2021, subject to the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 to be effective on or before that date.

For 17EdTech’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-four reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every four (4) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for 17EdTech’s ADS program, will arrange for the exchange of the current ADSs for the new ones. 17EdTech’s ADSs will continue to be traded on the Nasdaq Global Select Market under the symbol “YQ”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on 17EdTech’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than four times the ADS trading price before the change.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com